SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from            to

Commission file number 1-15399

A.                                                           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees

B.                                                             Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America

1900 West Field Court

Lake Forest, IL 60045

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees

		Page
A. Financial Statements
Report of Independent Registered Public Accounting Firm		3
Financial Statements:
Statements of Net Assets Available for Benefits		4
Statements of Changes in Net Assets Available for Benefits		5
Notes to Financial Statements		6
B. Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)		11
C. Exhibit
Item 23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee
Packaging Corporation of America Retirement Savings Plan for Salaried Employees

We have audited the accompanying Statements of Net Assets Available for Benefits of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees as of December 31, 2004 and 2003, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
June 16, 2005

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Interest in Master Trust	$152,188,111	$130,776,552
Participant loans	3,011,666	3,142,842
Contributions receivable:
Company	—	218,211
Participants	—	344,993
Prepaid administrative expense	—	21,843
	155,199,777	134,504,441

Liabilities

Administrative expenses	36,457	—
Net assets available for benefits	$155,163,320	$134,504,441

See accompanying notes.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Statements of Changes in Net Assets Available for Benefits

	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003
Additions
Contributions:
Company	$6,168,780	$5,761,259
Participants	9,918,704	9,265,481
Rollover	227,186	216,591
Net investment income from Master Trust	12,530,048	19,843,093
Interest income from participant loans	139,149	126,352
Total additions	28,983,867	35,212,776
Deductions
Administrative expenses	245,597	186,380
Benefit payments	8,079,391	7,787,362
Total deductions	8,324,988	7,973,742
Net increase	20,658,879	27,239,034
Net assets available for benefits at beginning of year	134,504,441	107,265,407
Net assets available for benefits at end of year	$155,163,320	$134,504,441

See accompanying notes.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2004

1.                                      Description of the Plan

The following description of the Packaging Corporation of America (the Company or PCA) Retirement Savings Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan, established February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers salaried employees of the Company and each of its domestic subsidiaries that have adopted the Plan, who have completed six months of service, as defined.

Contributions

Upon enrolling in the Plan, participants may contribute between 1% and 50% of pretax annual compensation, as defined, with such contributions limited to $13,000 in 2004 and $12,000 in 2003 for employees under age 50 and $16,000 in 2004 and $14,000 in 2003 for employees 50 years and older.  Participants may also rollover qualifying distributions from other qualified plans.

The Company matches participant pre-tax contributions on the following basis:

•                                          The first 4% of pre-tax contributions are matched at a rate of 80%.

•                                          The next 4% of pre-tax contributions are matched at a rate of 50%.

The Company does not match pre-tax contributions in excess of 8% of annual compensation. All Company matching contributions are invested in the PCA Common Stock Fund. Participants may not transfer or withdraw the value of PCA Common Stock purchased with Company matching contributions until attainment of age 55, or upon termination of employment and subsequent request for final distribution or rollover.

Effective July 1, 2004, the Plan was amended to provide an annual service-related Company retirement savings contribution to eligible employees after one year of service, up to 5% of compensation based on years of service, as defined. Prior to July 1, 2004, salaried employees hired by the Company after April 12, 1999, who had completed one year of service, received an additional retirement savings contribution annually equal to 2% of eligible pay, as defined. The contribution is made on behalf of the employee regardless of whether or not the employee is contributing to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings/(losses) and is charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately 100% vested in the value of their pre-tax and Company matching contributions and rollovers from other qualified plans.

The retirement savings contribution becomes 100% vested upon completion of five years of service or upon reaching 65 years of age, permanent disability or death while employed by the Company. Forfeited balances of nonvested terminated participants will be applied to reduce future Company contributions.

Investment Options

Participants may elect to invest their account balances, except for the matching contributions and related earnings, in any of the available investment options provided by the Plan. The matching contributions and related earnings are invested in the PCA Common Stock Fund.

Participants may change their investment options on any business day.

Benefit Payments

In the event of retirement (as defined), death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in kind. In-service withdrawals of rollover contributions and related earnings are available for any reason. In-service withdrawals of certain predecessor plan account balances, as defined, are available for any reason. Participants age 55 or older may withdraw the entire value, or any portion thereof, of their Company matching contributions and related savings at any time. Participants age 59½ or older may withdraw the entire value, or any portion thereof, of their Plan account balance at any time.

Administrative Expenses

Administrative expenses are paid from Plan assets, to the extent not paid by the Company.

Participant Loans

A participant may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by the Wall Street Journal and are secured by a participant’s account balance in the Plan. Loans must be repaid within 54 months with principal and interest payments made through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.                                      Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s beneficial interest in the PCA Defined Contribution Master Trust (Master Trust) represents the Plan’s share of the Master Trust’s investments stated at fair value. Securities traded on a national securities exchange are valued by the Master Trust at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued by the Master Trust at the average of the last reported bid and ask prices. The fair value of participation units owned by the Master Trust in the common collective trust and mutual funds and the fair value of the commingled fund were based on quoted redemption value on the last business day of the Plan’s fiscal year. Participant loans are stated at their unpaid principal balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date plus one day basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Participant contributions are made through payroll deductions and recorded in the period the deductions are made. Company contributions are deposited as soon as administratively practicable after each pay period.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.                                      Master Trust

The Master Trust includes assets of the Plan and the Packaging Corporation of America Thrift Plan for Hourly Employees. The Plan’s investment in the Master Trust is stated at the Plan’s equity in the assets of the Master Trust at December 31, 2004 and 2003.

The following table presents the fair value of investments for the Master Trust:

	December 31,
	2004	2003
Assets
Mutual funds	$112,249,453	$93,707,825
Common collective trust fund	67,383,899	61,675,100
Common stock	41,699,187	35,897,056
Commingled fund	16,956,251	15,108,198
Short-term investment funds	1,503,514	331,607
Total assets	$239,792,304	$206,719,786
Plan’s percentage interest in Master Trust at December 31, 2004 and 2003	63.47%	63.26%

The common stock fund included 1,293,482 shares of PCA and a short-term investment fund with a market value of $30,461,499 and $1,000,296, respectively at December 31, 2004. The common stock fund included 1,103,638 shares of PCA with a market value of $24,125,536 at December 31, 2003.

Investment income is allocated to each participating plan in the Master Trust at the end of each month. The allocation is based on each plan’s individual interest in the Master Trust.

Investment income for the Master Trust was as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Interest	$2,687,391	$2,740,908
Dividends	1,323,434	1,147,071
Other income	115,740	25,142
Net realized and unrealized appreciation in fair value of:
Mutual funds	9,616,198	18,857,265
Common stock	3,485,046	5,011,561
Commingled fund	1,633,320	3,116,208
Total investment income	$18,861,129	$30,898,155

4.                                      Nonparticipant Directed Investments

Information about the assets and the significant components of the changes in assets relating to the PCA Common Stock Fund (included in the Master Trust), which includes participant directed and nonparticipant directed investments, is as follows:

	December 31,
	2004	2003
Assets:
Interest in the PCA Common Stock Fund	$30,311,729	$23,464,795
Contributions receivable:
Company	—	194,305
Participants	—	18,576
Total assets	$30,311,729	$23,677,676

	Year Ended December 31, 2004	Year Ended December 31, 2003
Changes in assets:
Contributions:
Company	$5,412,763	$5,129,208
Participants	578,206	568,039
Rollovers	4,437	2,832
Interest and dividend income	729,001	195,055
Net realized and unrealized appreciation in fair value of investments	1,948,721	3,834,696
Benefits paid	(1,202,811)	(892,756)
Administrative expenses	(67,001)	(50,238)
Transfers to other investment accounts	(769,263)	(2,153,589)
Net increase in net assets	6,634,053	6,633,247
Assets at beginning of year	23,677,676	17,044,429
Assets at end of period year	$30,311,729	$23,677,676

5.                                      Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 9, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6.                                      Risks and Uncertainties

The Master Trust invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Supplemental Schedule

Packaging Corporation of America
Retirement Savings Plan for Salary Employees

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2004

Description of Issue	Current Value

Participant loans – Interest rates ranging from 4.00% to 9.50% *	$3,011,066

* Represents a party in interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Retirement Savings Plan for Salaried Employees (Name of Plan)
Date: June 29, 2005
/s/ STEPHEN T. CALHOUN
Stephen T. Calhoun
Vice President-Human Resources

INDEX TO EXHIBIT

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm